Exhibit 1

For Immediate Release

Pointer Telocation Reports Record Revenues

for the First Quarter of 2018

Financial Highlights of the Quarter

•	Record revenue of $20.9 million, up 10% year-over-year;
•	Record service revenues of $13.8 million, up 12% year-over-year;
•	Net income of $1.8 million, up 13% year-over-year;
•	Non-GAAP net income of $2.5 million, an increase of 7% year-over-year;
•	EBITDA of $3.3 million, up 5% year-over-year;
•	Total subscribers reached 265,000, an increase of 15% year-over-year;

Rosh HaAyin, Israel, May 15th, 2018. Pointer Telocation Ltd. (Nasdaq CM: PNTR; Tel-Aviv Stock Exchange: PNTR) - a leading provider of telematic services and technology solutions for Fleet Management, Mobile Asset Management and Internet of Vehicles, announced its financial results for the three months period ended March 31, 2018.

Management Comment

David Mahlab, Pointer’s Chief Executive Officer, commented: “We are very pleased with our results, particularly with our strong revenue growth in which we demonstrated improved product revenue and record service revenues. We are increasingly investing in our next generation solutions, especially in asset-management, in order to address the increase in opportunities in our end markets, particularly targeting the market in North America. We continue to pursue our strategy of growing our business on an organic basis as well as looking to complement that growth with acquisitions.”

Financial summary for the first quarter of 2018

Revenues for the first quarter of 2018 increased 10% to a record $20.9 million as compared to $19.0 million in the first quarter of 2017.

Revenues from products in the first quarter of 2018 increased 6% to $7.1 million (34% of revenues) compared to $6.7 million (35% of revenues) in the comparable period of 2017.

Revenues from services in the first quarter of 2018 increased 12% to $13.8 million (66% of revenues) compared to $12.3 million (65% of revenues), in the comparable period of 2017. The growth in service revenue was primarily due to the growth in the subscriber base which grew by 34,000 subscribers since March 31, 2017.

Gross profit was $10.9 million (52.4% of revenues) compared to $9.4 million (49.3% of revenues) in the first quarter of 2017.

Operating income on a GAAP basis was $2.6 million (12.3% of revenues), an increase of 14%, compared with $2.3 million (11.9% of revenues) in the first quarter of 2017.

Non-GAAP operating income was $3.1 million (14.8% of revenues), an increase of 19% compared to $2.6 million (13.7% of revenues) in the first quarter of 2017.

GAAP net income was $1.8 million (8.5% of revenues), compared to $1.6 million (8.2% of revenues) million reported in the first quarter of 2017.

Non-GAAP net income was $2.5 million (11.8% of revenues), an increase of 7%, compared with $2.3 million (12.0% of revenues) in the first quarter of 2017.

Fully diluted earnings per share based on a GAAP basis in the first quarter was $0.21 per share, compared to $0.19 per share in the first quarter of 2017.

Fully diluted earnings per share based on a non-GAAP basis in the first quarter was $0.30 per share, compared to $0.29 per share in the first quarter of 2017.

EBITDA was $3.3 million (15.7% of revenues), an increase of 5% compared with $3.1 million (16.3% of revenues) in the first quarter of 2017.

Operating cash flow in the quarter was $2.3 million.

Conference Call Information

Pointer Telocation’s management will host a conference call today, at 7:00am Pacific Time, 10:00 Eastern Time, 17:00 Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From the USA +1-888-407-2553; From Israel 03-918-0610; From the UK 0-800-917-5108

A replay will be available a few hours following the call on the company’s website.

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses EBITDA and Non-GAAP operating income and net income as Non-GAAP financial performance measurements.

Pointer calculates EBITDA by adding back to net income financial expenses, taxes and depreciation and amortization of intangible assets.

Pointer calculates Non-GAAP operating income by adding back to operating income the effects of non-cash stock based compensation expenses, amortization of long lived assets, other expenses of retirement costs and losses and acquisition related one-time costs.

Pointer calculates Non-GAAP net income by adding back to net income the effects of non-cash stock based compensation expenses, amortization of long lived assets, non-cash tax expenses, other expenses of retirement costs, spin-off related expenses and losses and acquisition related one-time costs.

The purpose of such adjustments is to give an indication of the Company’s performance exclusive of Non-GAAP charges that are considered by management to be outside of the Company’s core operating results.

EBITDA and non-GAAP operating and net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. Management believes that these non-GAAP measures help investors to understand the Company’s current and future operating cash flow and performance, especially as the Company’s acquisitions have resulted in amortization and non-cash items that have had a material impact on the Company’s GAAP profits. EBITDA and non-GAAP operating and net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer’s customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

For more information, please visit http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “anticipate,” “intend,” “seems,” “plan,” “aim,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contacts:

Yaniv Dorani, CFO

Tel: +972-3-5723111

E-mail: yanivd@pointer.com

Gavriel Frohwein/Ehud Helft, GK Investor Relations

Tel: +1-646-688-3559

E-mail: pointer@gkir.com

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2018	December 31, 2017
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7,766	7,375
Trade and unbilled receivables	14,592	13,660
Other accounts receivable and prepaid expenses	3,129	2,865
Inventories	6,362	6,551

Total current assets	31,849	30,451

LONG-TERM ASSETS:
Long-term loan to related party	973	973
Long-term unbilled and other accounts receivable	1,539	1,116
Severance pay fund	3,533	3,546
Property and equipment, net	6,221	5,848
Other intangible assets, net	1,818	1,935
Goodwill	40,566	41,010
Deferred tax asset	9,444	9,585

Total long-term assets	64,094	64,013

Total assets	95,943	94,464

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2018	2017
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	5,057	5,101
Trade payables	6,068	6,204
Deferred revenues and customer advances	869	777
Other accounts payable and accrued expenses	10,047	9,117

Total current liabilities	22,041	21,199

LONG-TERM LIABILITIES:
Long-term loans from banks	3,787	5,015
Deferred taxes and other long-term liabilities	819	838
Accrued severance pay	4,055	3,996

Total long term liabilities	8,661	9,849

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd’s shareholders’ equity:
Share capital	5,995	5,995
Additional paid-in capital	129,221	129,076
Accumulated other comprehensive income	(2,786)	(2,340)
Accumulated deficit	(67,475)	(69,597)

Total Pointer Telocation Ltd’s shareholders’ equity	64,955	63,134

Non-controlling interest	286	282

Total equity	65,241	63,416

Total liabilities and equity	95,943	94,464

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited
Revenues:
Products	7,059	6,682	26,182
Services	13,824	12,349	51,973

Total revenues	20,883	19,031	78,155

Cost of revenues:
Products	4,224	4,276	16,073
Services	5,711	5,363	21,914

Total cost of revenues	9,935	9,639	37,987

Gross profit	10,948	9,392	40,168

Operating expenses:
Research and development	1,237	970	4,051
Selling and marketing	3,868	3,305	14,038
General and administrative	2,886	2,748	11,275
Amortization of intangible assets	127	113	463
One-time acquisition related costs	262	-	32

Total operating expenses	8,380	7,136	29,859

Operating income	2,568	2,256	10,309
Financial expenses, net	334	160	1,004
Other expenses	16	-	5

Income before taxes on income	2,218	2,096	9,300
Tax expenses (income)	449	529	(7,221)

Net income	1,769	1,567	16,521

Earnings per share from continuing operations attributable to Pointer Telocation Ltd’s Shareholders:
Basic net earnings per share	0.22	0.20	2.07

Diluted net earnings per share	0.21	0.19	2.03

Weighted average – Basic number of shares	8,059,654	7,907,139	7,997,684

Weighted average – fully diluted number of shares	8,294,562	8,030,787	8,130,566

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited

Cash flows from operating activities:

Net income	1,769	1,567	16,521
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	718	850	2,924
Accrued interest and exchange rate changes of debenture and long-term loans	1	-	52
Accrued severance pay, net	78	58	93
Gain from sale of property and equipment, net	(27)	(18)	(113)
Stock-based compensation	142	111	380
Increase in trade and unbilled receivables, net	(988)	(925)	(1,616)
Increase in other accounts receivable and prepaid expenses	(620)	(611)	(206)
Decrease (increase) in inventories	210	(149)	(1,170)
Decrease (increase) in deferred income taxes	154	370	(8,018)
Decrease (increase) in long-term unbilled and other accounts receivable	157	(71)	165
Decrease in trade payables	(111)	(479)	(1,597)
Increase in other accounts payable and accrued expenses	836	802	2,285

Net cash provided by operating activities	2,319	1,505	9,700

Cash flows from investing activities:
Purchase of property and equipment	(958)	(768)	(3,033)
Purchase of other intangible assets	-	-	(233)
Proceeds from sale of property and equipment	27	18	114

Net cash used in investing activities	(931)	(750)	(3,152)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	Unaudited
Cash flows from financing activities:

Repayment of long-term loans from banks	(1,351)	(950)	(4,875)
Proceeds from issuance of shares and exercise of options, net of issuance costs	4	79	395
Short-term bank credit, net	58	(281)	(231)

Net cash used in financing activities	(1,289)	(1,152)	(4,711)

Effect of exchange rate on cash and cash equivalents and other comprehensive income	292	85	(528)

Increase (decrease) in cash and cash equivalents	391	(312)	1,309
Cash and cash equivalents at the beginning of the period	7,375	6,066	6,066

Cash and cash equivalents at the end of the period	7,766	5,754	7,375

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ADDITIONAL INFORMATION

U.S. dollars in thousands (except share and per share data)

The following table reconciles the GAAP to non-GAAP operating results:

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017

GAAP gross profit	10,948	9,392	40,168
Stock-based compensation expenses	9	1	3
Non-GAAP gross profit	10,957	9,393	40,171

GAAP operating income	2,568	2,256	10,309
Stock-based compensation expenses	142	111	380
Amortization of long lived assets	127	113	463
Other expenses of retirement costs	-	125	125
Acquisition related one-time costs	262	-	154
Non-GAAP operating income	3,099	2,605	11,431

GAAP net income	1,769	1,567	16,521
Stock-based compensation expenses	142	111	380
Amortization of long lived assets	127	113	463
Other expenses of retirement costs	-	125	125
Non cash tax expenses (income)	171	386	(8,213)
Acquisition related one-time costs	262	-	154
Non-GAAP net income	2,471	2,302	9,430

Non-GAAP net income per share – Diluted	0.30	0.29	1.16

Non-GAAP weighted average number of shares – Diluted*	8,294,562	8,030,787	8,130,566

*	In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EBITDA

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31
	2018	2017	2017

GAAP Net income from continuing operations as reported:	1,769	1,567	16,521

Financial expenses, net	334	160	1,004
Tax on income	449	529	(7,221)
Depreciation and amortization of intangible assets	718	850	2,924

EBITDA from continuing operations	3,270	3,106	13,228

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